As filed with the Securities and Exchange Commission on August 2, 2023
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
T. ROWE PRICE GROUP, INC.
(Exact name of registrant as specified in its charter)

Maryland	52-2264646
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 East Pratt Street
Baltimore, Maryland	21202
(Address of principal executive offices)	(Zip Code)
T. ROWE PRICE GROUP, INC. 1986 EMPLOYEE STOCK PURCHASE PLAN
T. ROWE PRICE GROUP, INC. SUPPLEMENTAL SAVINGS PLAN
(Full title of plan)

(Name, address and telephone number of agent for service)	(Copies to:)
Robert W. Sharps	David Oestreicher	R.W. Smith, Jr., Esquire
President and Chief Executive Officer	General Counsel	Sanjay M. Shirodkar
T. Rowe Price Group, Inc.	T. Rowe Price Group, Inc.	DLA Piper LLP (US)
100 East Pratt Street	100 East Pratt Street	Harbor East, 650 S. Exeter Street, Suite 1100
Baltimore, Maryland 21202	Baltimore, Maryland 21202	Baltimore, Maryland 21202
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging Growth Company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Exhibit 99.1
EXPLANATORY NOTE

This Registration Statement on Form S-8 (this “Registration Statement”) is filed by T. Rowe Price Group, Inc. (the “Registrant”) with respect to (i) 3,000,000 additional shares of common stock, $0.20 par value per share (“Common Stock”), of the Registrant, which may be issued under the T. Rowe Price Group, Inc. 1986 Employee Stock Purchase Plan, as restated on May 9, 2023, and (ii) $350,000,000 of unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the T. Rowe Price Group, Inc. Supplemental Savings Plan (the “Plan”). The amount to be registered under the Plan represents the dollar amount of the compensation to be deferred and payable in the future in accordance with the Plan and participant elections.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
Not required to be included in this Registration Statement pursuant to the introductory Note to Part I of Form S-8.
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE
The following documents, which have previously been filed by the Registrant with the United States Securities and Exchange Commission (the “Commission”) are incorporated by reference herein and shall be deemed to be part of this Registration Statement:

(a)
The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on February 15, 2023, pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	All other reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the document referred to in (a) above; and

(c)	Description of Common Stock of the Registrant contained or incorporated in the registration statements filed by the Registrant under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

All documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part of this Registration Statement from the date of filing of such documents.

ITEM 4. DESCRIPTION OF SECURITIES
The Registrant adopted the Plan effective January 1, 2015. The Plan is an unfunded deferred compensation plan that is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. The Plan provides deferred compensation benefits to certain officers of the Registrant (the “Participants”).

Under the Plan, the Registrant provides eligible Participants for the respective calendar year during which services are performed for the Registrant by the Participant (each a “Performance Year”) the opportunity to defer receipt of the cash incentive compensation earned for the Performance Year. Beginning with deferral elections related to the 2021 Performance Year, the minimum deferral election must be the greater of (i) one percent (1%) of their cash incentive compensation earned and otherwise payable to them for the Performance Year, and (ii) $10,000; and the maximum deferral election may be up to the lesser of (x) 50% of their cash incentive compensation earned and otherwise payable to them for the Performance Year, and (y) $2,000,000. Prior to the 2021 Performance Year there were no deferral limits. Amounts deferred by a Participant under the Plan are credited to a deferral contribution account that is used to determine the amounts to be paid to the Participant under the Plan. The deferral contribution account represents an unfunded, unsecured promise by the Registrant to pay such amounts in the future, and does not represent ownership, or any ownership interest in, any particular assets of the Registrant. All amounts deferred by a Participant remain the general assets of the Registrant until paid.

Participant deferral contribution accounts are fully vested and nonforfeitable at all times. Until fully distributed, Participant deferral contribution accounts will be adjusted with earnings, losses, appreciation and depreciation, based on the performance of certain hypothetical investments chosen by the Participant from a designated list of investment funds. Participants may change their investment allocations at any time, subject to reasonable administrative restrictions. The Registrant is not required to invest any assets to mirror Participant investment allocations, but may elect to do so.

Account balances will be paid by the Registrant on the date or dates selected by the Participant in accordance with the terms of the Plan or as otherwise provided in the Plan. In general, Participants may elect to have their account balance with respect to each Performance Year paid as an in-service distribution in January of a specified year that is at least two years beyond the date on which the incentive compensation payment otherwise would have been paid.

With respect to deferral elections related to Performance Years before the 2021 Performance Year, regardless of a Participant’s in-service deferral election, in the event of a Participant’s separation from service with the Registrant, such Participant will be paid his or her account balance with respect to each Performance Year in either a single sum payment or up to 15 annual installments, as elected by the Participant, in either case commencing seven months after the month in which the separation from service occurs.

With respect to deferral elections for the 2021 Performance Year, regardless of a Participant’s in-service distribution election, in the event a United States Participant experiences a separation from service with the Registrant before the Participant turns 58 years of age (the 58 years of age shall be 55 years of age for all non-United States Participants), such Participant will be paid the portion of his or her account balance related to deferral elections with respect to the 2021 Performance Year in a lump sum. For a separation from service with the Registrant after the applicable age (age 55 or 58), deferral elections for the 2021 Performance Year will be distributed either in a single sum payment or up to 10 annual installments, as elected by the Participant, in cash commencing seven months after the month in which the separation from service occurs.

With respect to deferral elections for Performance Years after the 2021 Performance Year, regardless of a Participant’s in-service distribution election, in the event a Participant experiences a separation from service with the Registrant before the Participant turns 55 years of age, such Participant will be paid the portion of his or her account balance related to the deferral elections for all Performance Years after the 2021 Performance Year in a lump sum. For a separation from service with the Registrant after 55 years of age, deferral elections for Performance Years after the 2021 Performance Year will be distributed either in a single sum payment or up to 10 annual installments, as elected by the Participant, in cash commencing seven months after the month in which the separation from service occurs.

Distribution of account balances may also be made in the discretion of the Plan’s Administrative Committee in the event that a Participant suffers an unforeseeable financial emergency, and survivor benefits will be paid as soon as practicable following a Participant’s death.

The obligations of the Registrant that arise under the Plan (the “Obligations”) will be unsecured general obligations of the Registrant to pay the deferred compensation in the future in accordance with the terms of the Plan and will rank pari passu with other unsecured and unsubordinated indebtedness of the Registrant from time to time outstanding. Satisfaction of the Obligations is subject to the risks of the Registrant’s insolvency. The Obligations will be denominated and payable in United States dollars, except as otherwise may be determined by the Registrant with respect to one or more Participants who reside outside the United States.

There is no trading market for the Obligations. The Obligations are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment; except that the Obligations may be transferred by last will and testament, the laws of descent and distribution or written beneficiary designation, and the Obligations may be offset by a Participant’s indebtedness (if any) to the Registrant, but solely to the extent (and subject to the conditions) provided in the Plan and permitted under applicable law. Any attempt by any person to transfer or assign benefits under the Plan, other than a claim for benefits by a Participant or his or her beneficiary(ies) or an offset as provided above, will be null and void. The Obligations are not convertible into any other security of the Registrant. No trustee has been appointed to take action with respect to the Obligations and each Participant in the Plan will be responsible for enforcing his or her own rights with respect to the Obligations.

The Registrant’s Management Compensation and Development Committee may amend, modify or terminate the Plan at any time without the consent of the Participants, provided that no such action may deprive a Participant or beneficiary of his or her benefits accrued under the Plan prior to the date of such action (subject to any deemed investment losses); and provided further that no such action will result in the distribution of benefits under the Plan earlier than as scheduled except as and to the extent permitted by applicable law.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL
None.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Directors and officers of the Registrant are indemnified under Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland, and under Article EIGHTH, Section 5 of the Registrant’s Charter as follows:
(5) The Corporation shall indemnify (a) its directors to the full extent provided by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures provided by such laws; (b) its officers to the same extent it shall indemnify its directors; and (c) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law. The foregoing shall not limit the authority of the Corporation to indemnify other employees and agents consistent with law.
As permitted by Maryland law, Article EIGHTH, Section 6 of the Registrant’s Charter limits the monetary liability of its directors and officers to the Registrant and its stockholders to the maximum extent permitted by Maryland law in effect from time to time. Article EIGHTH, Section 6 of the Registrant’s Charter provides as follows:
(6) To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of this Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the charter of the Corporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.
ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED
Not applicable.

ITEM 8. EXHIBITS
The following exhibits are filed herewith or incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION
3.1	Charter of T. Rowe Price Group, Inc., as reflected by Articles of Restatement dated June 20, 2018. (Incorporated by reference from Form 10-Q Quarterly Report filed on July 25, 2018.)
3.2	Amended and Restated By-Laws of T. Rowe Price Group, Inc., as of February 9, 2021. (Incorporated by reference from Form 10-K Annual Report filed on February 11, 2021.)
5.1	Opinion of DLA Piper LLP (US) as to the legality of the securities being offered. (Includes Consent of Counsel filed herewith.)
23.1	Consent of Counsel. (Contained in Exhibit 5.1 to this Registration Statement.)
23.2	Consent of Independent Registered Public Accounting Firm. (Filed herewith.)
24.1	Power of Attorney. (Filed herewith.)
99.1	1986 Employee Stock Purchase Plan, restated as of May 9, 2023. (Filed herewith.)
99.2	Supplemental Savings Plan. (Filed herewith.)
107	Filing Fee Table. (Filed herewith.)

ITEM 9. UNDERTAKINGS
The undersigned Registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);
(ii)To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Paragraphs (l)(i) and (l)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, T. Rowe Price Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on this 2nd day of August, 2023.

T. ROWE PRICE GROUP, INC.

By:	/s/ Jennifer B. Dardis
Jennifer B. Dardis
Vice President, Chief Financial Officer and Treasurer

Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jennifer B. Dardis and David Oestreicher and each of them, as her or his true and lawful attorneys-in-fact and agents, with full power of substitution for her or him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and (ii) any registration statement or post-effective amendment thereto to be filed with the U.S. Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as she or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Robert W. Sharps	Chief Executive Officer, President and Director (Principal Executive Officer)	August 2, 2023
Robert W. Sharps

/s/ Jennifer B. Dardis	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	August 2, 2023
Jennifer B. Dardis

/s/ Jessica M. Hiebler	Vice President (Principal Accounting Officer)	August 2, 2023
Jessica M. Hiebler

/s/ William J. Stromberg	Chair of the Board of Directors	August 2, 2023
William J. Stromberg

/s/ Glenn R. August	Director	August 2, 2023
Glenn R. August

/s/ Mark S. Bartlett	Director	August 2, 2023
Mark S. Bartlett

/s/ Dina Dublon	Director	August 2, 2023
Dina Dublon

/s/ Freeman A. Hrabowski III	Director	August 2, 2023
Freeman A. Hrabowski III

/s/ Robert F. MacLellan	Director	August 2, 2023
Robert F. MacLellan

/s/ Eileen P. Rominger	Director	August 2, 2023
Eileen P. Rominger

/s/ Robert J. Stevens	Director	August 2, 2023
Robert J. Stevens

/s/ Sandra S. Wijnberg	Director	August 2, 2023
Sandra S. Wijnberg

/s/ Alan D. Wilson	Director	August 2, 2023
Alan D. Wilson

Exhibit 107

CALCULATION OF FILING FEE
FORM S-8
(Form Type)
T. ROWE PRICE GROUP, INC.
(Exact name of registrant as specified in its charter)
Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price)	Fee Rate	Amount of Registration Fee
Equity	Common Stock, $0.20 par value per share	457(c) and 457(h)	3,000,000(1)	$122.61(2)	$367,830,000 (2)	0.00011020	$40,534.87
Debt	Deferred Compensation Obligations	457(h)	$350,000,000 (3)	100%	$350,000,000 (4)	0.00011020	$38,570
Total Offering Amounts					$717,830,000		$79,104.87
Total Fee Offsets							$⸺
Net Fee Due							$79,104.87

(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of Registrant’s common stock, par value $0.20 per share (“Common Stock”), that become issuable in respect of the securities identified in the above table under the 1986 Employee Stock Purchase Plan, as restated on May 9, 2023 by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without Registrant’s receipt of consideration that results in an increase in the number of outstanding shares of Registrant’s Common Stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and Rule 457(h) under the Securities Act. The proposed maximum offering price per share is estimated based on the average of the high and low sales prices for the Registrant’s Common Stock as reported by the Nasdaq Global Select Market on August 1, 2023.

(3)
The Deferred Compensation Obligations are unsecured obligations of the Registrant to pay deferred compensation in the future in accordance with the terms of the T. Rowe Price Group, Inc. Supplemental Savings Plan (the “Plan”). The amount to be registered represents the dollar amount of the compensation to be deferred and payable in the future in accordance with the Plan and participant elections.

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act, based upon an estimate of the amount of compensation participants may defer under the Plan.